Mail Stop 4631

                                                           November 15, 2017

Via E-mail
Shefali Vibhakar
Genesys Industries, Inc.
1914 24th Ave. E
Palmetto, Florida 34221

       Re:    Genesys Industries, Inc.
              Post-Effective Amendment to Form S-1
              Filed November 1, 2017
              File No. 333-213387

Dear Ms. Vibhakar:

       We have limited our review of your post-effective amendment to the issue we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

   1. We note that you have consistently disclosed in your SEC filings that you are a shell company, as that term is defined in our rules. We also note your disclosure in this Post-
      Effective Amendment Number 2 that you no longer consider yourself a shell company.
      There appear, however, to have been no material changes to your operations since you disclosed that the company was a shell company and you continue to have no or nominal operations and nominal assets. Accordingly, please provide a detailed factual and legal analysis of the reasons why you believe you are no longer a shell company, or advise.
      Refer to Securities Act Rule 405.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Shefali Vibhakar
Genesys Industries, Inc.
November 15, 2017
Page 2

       Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at
(202) 551-2297
with any questions.


                                                          Sincerely,

                                                          /s/ Jay Ingram

                                                          Jay Ingram
                                                          Legal Branch Chief
                                                          Office of
Manufacturing and
                                                          Construction

cc:     Faiyaz Dean, Esq.